

CONSOLIDATED TOMOKA

Year End 2014 Investor Presentation

Published: February 27, 2015

If we refer to "we," "us," "our," or "the Company," we mean Consolidated-Tomoka Land Co. and its consolidated subsidiaries. This presentation may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as 'will,' 'anticipate,' 'assume,' 'believe,' 'estimate,' 'expect,' 'intend,' 'believes,' or similar expressions. Although management believes that the expectations reflected in such forward-looking statements are based upon present expectations and reasonable assumptions, the Company's actual results could differ materially from those set forth in the forward-looking statements. All such expectations and assumptions are inherently subject to uncertainties and contingencies beyond our control and based upon premises with respect to future business decisions, which are subject to change. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of presentation. For a description of the risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this presentation, see our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system at http://www.sec.gov.

Who is CTO?

- Consolidated-Tomoka Land Co. is a real estate operating company founded over 100 years ago and public since 1969
- CTO is primarily focused on transitioning from land assets into income-producing assets

Land → Income

A Snapshot

As of December 31, 2014 unless otherwise noted

($ in millions except share data)

CTO: 2014 Share Performance (1)	54.00%
CTO: Stock Price (as of February 26, 2015)	$58.91
RMZ Index: 2014 Index Performance (1)	30.45%
Equity Market Capitalization (as of February 26, 2015)	$346.5
Total Debt	$103.9
Other Liabilities	$43.6
Total Enterprise Value (Equity Market Cap as of February 26, 2015)	$450.4
Debt less Cash / Total Enterprise Value	22.7%
Annual Dividend / Yield (based on stock price as of February 26, 2015)	$0.07 / 0.12%

(1) Assuming the reinvestment of dividends

Conservative Leverage • Positioned for Growth

A Snapshot

As of December 31, 2014

Land & Subsurface	10,500+ acres (All in City of Daytona Beach, FL) 490,000± acres Subsurface Rights (2 operating wells with royalty income)
Income Properties	36 Single-Tenant Income Properties (primarily triple-net), 10 States 7 Multi-Tenant Income Properties, Florida 1.2 million Square Feet of Owned Real Estate 21 Billboards
Loan Investments	$31.3 million of Investments (1) First Mortgage Loans, Mezzanine Loans and, B-Note Secured by Commercial Real Estate or Equity Interest in Real Estate
Golf	Semi-Private – LPGA International 36 Holes of Championship Golf Managed by ClubCorp
Agriculture	Outsourced Operations Management to American Forest Management

(1) Assumes Full Commitment drawn on First Mortgage Loan for Redevelopment of Retail in Phoenix

Why Invest?


Growth Runway
Increase Income Credits & Markets
Florida Real Estate Recovery
Converting Land to Income
Shareholder Friendly
Share Repurchase

Why Consider being a REIT?

- Tax Efficient Structure
- Potential Land Sales Converted into Income Properties will Increase Taxable Income
- Benefits from Large Dedicated REIT Investors, REIT Index Investors, ETFs, etc.
- Company's Deferred Tax Liability for 1031 Exchanges Could be Totally Eliminated at Conversion
- Potential Timing – January 1, 2017

Effecting Change (in last 3 years)

- Doing More with Less: ***Corporate Actions***
  - Reduced headcount 18% while increasing assets by 62%
  - Replaced *secured* line of credit with larger unsecured line of credit with lower interest rate
  - New management team (CEO, CFO, General Counsel, SVP Investments)
- Monetizing our Land: ***Converting Land to Income***
  - $12.4mm in land sales (128.0 acres) vs $6.7mm (40.2 acres) prior 4 years
  - Under contract to sell over 1,600 acres of land, or 16% of the land holdings for over $47mm(1)
- Growing & Recycling: ***Investments in Income***
  - Invested approx. $156mm in 21 income properties in 7 new states, and 6 commercial loans
  - Recycled approx. $30mm of capital selling 8 non-core properties (legacy portfolio)
  - Developed 30,000 square feet of office/flex property – 25% leased
  - Invested approx. $17.5mm in 1st mortgage loan at a discount in 2013- paid off at par $19.5mm in 2014
  - Invested approx. $1.0mm in public securities - produced a 25% IRR after 1 year hold
- Improving Operations and Results: ***Golf Operations***
  - Hired ClubCorp to manage operations in 2012
  - Operating loss trimmed to $405k in 2014 from loss of approx. $1.3mm in 2011
  - Membership increased to 355 in 2014 from 118 in 2011, 200% increase
- Reduce Risk and Improve Results: ***Agriculture Operations***
  - Outsourced management in 2012 to American Forest Management & sold all agriculture equipment
  - Operating loss of $527k in 2011 turned into operating income of $89k in 2014

Recent Stock Performance


$65
$60
$55
$50
$45
$40
$35
$30
$25
Jan-14
Feb-14
Mar-14
Apr-14
May-14
Jun-14
Jul-14
Aug-14
Sep-14
Oct-14
Nov-14
Dec-14
Jan-15
Feb-15
Acquired $5.0mm Mezz Loan
Foreclosed on 600 acres
Pay-off $19.1mm Loan Investment
Closed Land Sale $392k
2014 Earnings Guidance
Acquired Lowe's (Katy, TX) $14.7mm
Acquired 2 Loans $15.3mm
Acquired American Signature Furniture (Daytona Beach, FL) $5.3mm
Closed Land Sale $7.8mm
Acquired $10mm Mezz Loan
Kerogen 4th Year Oil Lease Payment
Acquired Whole Foods Market Centre $19.1mm (Sarasota, FL)
Closed Land Sale $625k
Announced Land Contract with Minto Communities
Acquired Winter Park Palms $3.1mm (Winter Park, FL)
2015 Earnings Guidance & Announce REIT Exploration

By the Numbers

Annual Results for 2011 – 2014


Total Revenues ($000's)
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
$12,966
$16,233
$25,838
$35,520
2011
2012
2013
2014


Earnings Per Share
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$-
$(0.20)
$(0.40)
$(0.60)
$(0.80)
$(1.00)
$(0.82)
$0.10
$0.64
$1.11
2011
2012
2013
2014


Operating Income ($000's)
$15,000
$10,000
$5,000
$-
$(5,000)
$(10,000)
$(8,969)
$864
$6,279
$12,593
2011
2012
2013
2014


Book Value Per Share
$22.00
$21.50
$21.00
$20.50
$20.00
$19.50
$19.00
$18.50
$18.00
$19.41
$19.58
$20.53
$21.83
2011
2012
2013
2014

Balance Sheet

as of December 31, 2014 ($ in 000's)

ASSETS

Property, Plant, and Equipment:		
Land, Timber, and Subsurface Interests	$	15,317
Golf Buildings, Improvements, and Equipment		3,323
Income Properties Land, Buildings, and Improvements		193,978
Other Furnishings and Equipment		1,008
Total Property, Plant, and Equipment		213,626
Less, Accumulated Depreciation and Amortization		(15,628)
Property, Plant, and Equipment - Net		197,998
Land and Development Costs		23,206
Intangible Assets - Net		7,339
Impact Fees and Mitigation Credits		5,196
Commercial Loan Investments, Held for Investment		30,208
Cash and Cash Equivalents and Restricted Cash		6,321
Investment Securities		821
Other Assets (Including Refundable Taxes)		4,834
TOTAL ASSETS	**$**	**275,923**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Liabilities	$	6,261
Deferred Revenue		2,719
Accrued Stock-Based Compensation		560
Deferred Income Taxes - Net		34,038
Long-term Debt		103,940
TOTAL LIABILITIES		**147,518**
Shareholders' Equity:		
Common Stock		5,862
Treasury Stock		(1,382)
Additional Paid-In Capital		11,290
Retained Earnings		112,562
Accumulated Other Comprehensive Income		73
TOTAL SHAREHOLDERS' EQUITY		**128,405**
TOTAL LIAB & SHAREHOLDERS' EQUITY	**$**	**275,923**

Basis in Subsurface Interests
$0 per acre

Average Basis in Land
$3,700 per acre

Deferred Tax Liability on
1031 Deferred Gains
$40.3 million

40,470 Shares Bought Back

Book Value
$21.83/outstanding share

CONSOLIDATED TOMOKA

Focus on Income Investments

Annual Results for 2011 – 2014 ($ in millions)


$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$-
$-
$25.7
$39.3
$42.2
$-
$-
$17.6
$31.2
$-
$25.7
$56.9
$73.4
INCOME PROPERTY INVESTMENTS
COMMERCIAL LOAN INVESTMENTS
AGGREGATE INVESTMENTS
2011
2012
2013
2014

CONSOLIDATED TOMOKA

Income Investments – 2014

As December 31, 2014

- Acquisitions
  - 2 single-tenant income properties (Katy, TX & Daytona Beach, FL)
  - 2 multi-tenant income properties (Sarasota, FL & Winter Park, FL)
  - $42.2mm aggregate purchase price
  - Weighted average remaining lease term of 7.9 years
  - 2014 Investment Yield Guidance 6-9%
- Dispositions
  - 1 single-tenant non-core income property [$3.3mm sales price (Walgreens, Apopka FL)]
  - 2014 Disposition Guidance $8mm - $10mm
  - 2014 Disposition Yield Guidance 7.5% - 9.5%

Growing and Upgrading Portfolio

Income Producing Investments

as of December 31, 2014


1
1
1
1
9
2
2
3
22
1
Location of Loan Investments
Number of Income Property Investments
CTO Headquartered in Daytona Beach, FL

Geographic exposure	
Florida	51%
North Carolina	10%
Georgia	10%
California	7%
Houston, Texas	7%
Seattle, Washington	4%
Phoenix, Arizona	4%
Boulder, Colorado	3%
Gaithersburg, Maryland	3%
Chicago, Illinois	1%

Top Tenants by Rent

As of December 31, 2014

Retailer	Retailer Type	S&P Credit Rating	# of Stores	% of GLA	% of Rent
CVS (1)	DRUG STORE	NR	8	9.3%	18.0%
Walgreens	DRUG STORE	BBB	4	5.3%	11.0%
Lowe's	HOME IMPROVEMENT	A-	2	22.8%	12.0%
Hilton Grand Vacations	OFFICE	NR	2	12.4%	11.0%
Bank of America	BANK	A	9	7.2%	7.0%
Big Lots!	DISCOUNT	BBB-	2	5.6%	5.0%
Whole Foods (2)	GROCERY	BBB-	1	3.3%	6.0%
Harris Teeter	GROCERY	NR	1	4.2%	5.0%

Retailer	Retailer Type	S&P Credit Rating	# of Stores	% of GLA	% of Rent
Rite Aid	DRUG STORE	B	1	1.5%	4.0%
Dick's Sporting Goods	SPORTING GOODS	NR	1	4.3%	4.0%
American Signature Furniture	SPECIALTY	NR	1	4.9%	4.0%
Best Buy	ELECTRONIC	BB	1	2.8%	3.0%
Barnes & Noble Booksellers	SPECIALTY	NR	1	2.6%	3.0%
PNC	BANK	A	1	0.4%	2.0%
Chase	BANK	A+	1	0.4%	1.0%
Buffalo Wild Wings Grill & Bar	RESTAURANT	NR	1	0.6%	1.0%

(1) Guaranteed by Holiday CVS, L.L.C. a wholly-owned subsidiary of CVS Caremark
(2) Approximately 3% of rent comprised of other retailers in Whole Foods Market Centre

Approx. 44% of rent income from Investment Grade tenants

Geographic Diversity

% based on rent as of December 31, 2014


IL
1%
MD
3%
CO
3%
AZ
4%
WA
4%
TX
7%
CA
7%
GA
10%
NC
10%
FL
51%

29% of income from 7 new states since YE 2011

2014 Acquisition

- Whole Foods Market Centre – Sarasota, FL
  - $19.1mm Investment, 7.1 years remaining (weighted average)
  - 3-mi Pop. 64,952; 3-mi Average HHI $68,690


Ground Floor Shop Space
STARBUCKS COFFEE
Ground Floor Shop Space
2nd Street
Whole Food Drive
1st Street
WHOLE FOODS MARKET
Lemon Avenue

- 59,000 square feet of total retail space
- 36,000 square feet free-standing Whole Foods Market
  - BBB- Credit
  - 61% of total Sq Ft
  - 10 yrs remaining on lease
- 23,000 square feet ground floor retail space
- 455 space parking garage

2014 Acquisition

- Lowes – Katy, TX
  - $14.7mm Investment, 12.8 years remaining
  - A- Credit
  - 3-mi Pop. 98,864; 3-mi Average HHI $96,622



Core Investment

2014 Acquisition

- American Signature Furniture – Daytona Beach, FL
  - $5.3mm Investment, 5.6 years remaining
  - 3-mi Pop. 33,524; 3-mi Median HHI $38,696


American Signature Furniture
ONE DAYTONA
DAYTONA International Speedway
BARNES & NOBLE

Opportunistic Investment

2014 Acquisition

- Winter Park Palms, Winter Park, FL
  - $3.1mm Investment, 112,292 SF ($27.61 PSF)
  - 3-Mile Pop. 89,517, 3-Mile Avg HH Income $65,407


Old Howell Branch Road 7,200 ADT
Howell Branch Road 16,000 ADT
Aloma Ave (SR 426)-39,000 ADT

- Utilized 1031 Proceeds from Land Transaction
- 4 New Residential Developments (254 New Homes) Surrounding the Property
- Low Cost Basis
- Multiple Redevelopment Opportunities
  - Retail
  - Multi-family
  - Mixed Use
- Large land tract in supply constrained area

CONSOLIDATED TOMOKA

Opportunistic Investment

Improving Income Portfolio Demos

Portfolio average as of December 31, 2014


$42,997
$54,856
$58,521
$66,662
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
2011
2012
2013
2014

3-Mile Median Household Income


$51,230
$72,350
$76,126
$80,529
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
2011
2012
2013
2014

3-Mile Average Household Income


65,484
81,103
93,158
90,534
$100,000
$80,000
$60,000
$40,000
$20,000
$0
2011
2012
2013
2014

3-Mile Population

CONSOLIDATED TOMOKA

Improving Income Portfolio Demos


Non-Power Center Average 3 mile Population (in 000's)
407
149
135
120
119
111
98
91
90
77
73
68
AKR
VNO Strip
EQY
FRT
KIM
ROIC
WRI
CTO
REG
RPAI
BRX
DDR


Non-Power Center Median 3 mile Household Income (in $000's)
$93
$76
$76
$72
$71
$70
$66
$65
$62
$61
$61
$55
FRT
AKR
REG
ROIC
VNO Strip
KIM
CTO
EQY
WRI
BRX
RPAI
DDR

Source: Vornado Presentation – Shopping Center Business Spin-off April 11, 2014 & Green Street Advisors March 2014 Strip Sector Update (excluding CTO Information)

Company Goal: Improve Income Portfolio Demos

Distribution Facility

LAND TRANSACTION – Daytona Beach, FL
CLOSED – AUGUST 15, 2014
Gross Sales Price: $7.8mm

- 76 Acres along I-95 and Dunn Avenue
- 630,000+ SF distribution facility
- Estimated total capital investment by buyer approximately $80mm
- Creation of estimated 400 - 500 new jobs
- CTO owns 75+ acres surrounding the distribution facility
- Approximately $15mm in incentives from state, county, city and private entities
- Scheduled to open Fall 2015


95
Distribution Center

Land Sale

LAND TRANSACTION – Daytona Beach, FL
CLOSED – OCTOBER 30, 2014
Gross Land Sales Price: $625,000
Sale of Mitigation Credits: $389,000
Total Proceeds: $1.01 million

- Approx. 21 Acres east of Williamson Blvd
- Potential expansion/relocation of office space for local business (multi-billion dollar market cap)
- Approx. 80,000 SF office building
- Retention/creation of estimated 300+ jobs




95
95
4

Potential Land Sale – Minto Communities

- Approximately 1,600 Acre Parcel
- Age Restricted Planned Community
- Across from LPGA International
- Overview of Project
  - > 3,000 single-family homes
  - Golf-cart friendly lifestyle
  - Paired villa residences
  - Enhanced green space amenities
  - Resort-style town center w/ clubhouse, restaurants, and recreational and fitness facilities


95
40
MINTO
UNDER CONTRACT

CONSOLIDATED TOMOKA

There can be no assurances regarding the likelihood or timing that this potential transaction will occur, or the final terms including sales price

Self-Developed Properties

- Five multi-tenant properties in Daytona Beach, FL (Total Sq Ft Approximately 84,000)
  - Concierge Office: 1 property; approx. 22,000 square feet; 100% leased
    Two Story Office
  - Mason Commerce Center: 2 properties; approx. 31,000 square feet; 94% leased
    One Story Flex
  - Williamson Business Park: 2 properties; approx. 31,000 square feet; 25% leased



Williamson Business Park

Completed in Q2 2014
Two 15,360 SF buildings
25% leased to Lamar Advertising

Upside Potential: Approx. 23,000 sq ft of rentable space to lease

Commercial Loan Investments

As of December 31, 2014 (unless otherwise noted)

Date of Investment	Loan Type	Loan Type	Asset Location	Loan Balance (1)	Rate	Maturity Date
January 2014	Mezzanine	Hotel	Atlanta, GA	$5,000,000	12.00%	February 2019
May 2014	B-Note	Retail Shopping Center	Sarasota, FL	$8,960,467	Libor + 725	June 2015
May 2014	First Mortgage Loan	Redevelopment of Retail	Phoenix, AZ	$6,300,000 (1)	Libor + 800(2)	November 2015
September 2014	Mezzanine Loan	Hotel	Dallas, TX	$10,000,000	Libor + 725	September 2016
November 2014	First Mortgage Loan	1,000 Acres Entitled Land	Ormond Beach, FL	$1,000,000	Libor + 725	November 2015
Total Commercial Loan Investments				**$31,260,467**		
Weighted Average Yield & Duration					**8.40%**	**1.4 yrs**

(1) Assumes Full Commitment drawn on First Mortgage Loan for Redevelopment of Retail in Phoenix
(2) Rate changed to Libor + 800 in February 2015

Fundamental Investments • Opportunistic Yields

Golf Operations

OPERATING RESULTS
($000's)


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
$(1,000)
$(2,000)
$4,661
$4,506
$5,075
$5,126
$(1,333)
$(888)
$(412)
$(405)
2011
2012
2013
2014
REVENUE
INCOME (LOSS)

MEMBERSHIP GROWTH


400
350
300
250
200
150
100
50
-
118
253
307
355
2011
2012
2013
2014

LPGA INTERNATIONAL
DAYTONA BEACH

Malcolm's
BAR & GRILL

HILLS COURSE

JONES COURSE

CLUBCORP

Subsurface Interests

- Lease with Kerogen Florida Energy Co.
  - Amended 8-year oil exploration lease
    - Sept 2014 $600k payment - drilling requirements
    - Sept 2014 $1.9mm payment – 4th year rent payment
    - Leased acres total 42,000 in Hendry County, FL
    - Renewable each September for remaining 4 years at Lessee's option
  - 2014: $3.5mm in revenue (vs. $2.6mm in 2013)

- Lease with BreitBurn Energy – 2 Operating Wells
  - 2014: $198k in royalty revenue (vs. $268k in 2013)

- Book value $0
- 136,000 acres in Lee and Hendry Counties currently not under lease
- No capital investment requirements for CTO

Subsurface Interests


Approximately 95% of total subsurface acres
Remaining 5% of total subsurface acres
✓ Counties with active or historic oil/gas production (1)
Taylor 4.6%
Dixie
Levy
Citrus
Hernando
Flagler
Volusia
Seminole
Lake
Brevard
Indian River
Manatee
Polk 6.7%
Osceola 27.4%
Okeechobee 6.9%
St. Lucie 3.5%
Highlands 6.5%
De Soto 2.5%
Lee 17.9%
Hendry 18.6%
BREITBURN ENERGY PARTNERS LP
KEROGEN EXPLORATION LLC

Average success rate for wells drilled in Florida between 1995-2008 was 77% (1)

CTO owns full or partial interest in approximately 490,000 subsurface acres

County	Acreage
Osceola	134,168
Hendry	91,355
Lee	87,447
Okeechobee	33,687
Polk	32,793
Highlands	31,635
Taylor	22,512
St. Lucie	17,143
De Soto	12,274
All other counties	26,986
TOTAL	**490,000**

(1) Source: April 2008 Report by US Department of the Interior

CONSOLIDATED TOMOKA

Other Sources of Revenue and Cash

- Agriculture (Outsourced)
  - Approximately 4,000 acres in hay and hunting leases
  - Approximately 6,300 acres in timber production
  - 2014: $278k in revenue (vs. $276k in 2013)
- Billboards – Leased by Lamar Outdoor & CBS Outdoor
  - 21 Billboards: 18 on I-95
  - 2014: $197k in revenue (vs. $189k in 2013)
- Cash from Impact Fees: No P&L impact
  - 2014: $537k (vs. $232k in 2013)
- Mitigation Credit Revenue
  - 2014: $389k (vs. $0k in 2013)
- Fill Dirt Excavation Revenue
  - 2014: $119k (vs. $0k in 2013)

AFM American Forest Management

LAMAR OUTDOOR ADVERTISING

CBS OUTDOOR

Segment Income*

($ in millions)	2014 $	2013 $
Income Properties	13.02	11.49
Commercial Loan Investments	2.19	1.71
Real Estate Operations (1)	8.63	2.29
Golf Operations	(0.41)	(0.41)
Agriculture and Other Income	0.09	0.13
Total Segment Income	23.52	15.21
Total Segment Income Growth	**54.6%**	
(1) Acres Sold	*99.7*	*11.7*

*Revenues less direct cost of revenue

Growing Cash Flow

CONSOLIDATED TOMOKA

Debt Summary

As of December 31, 2014

Liquidity Position
(excluding restricted cash)
$ in 000's


$50,000
$40,000
$30,000
$20,000
$10,000
$-
$31,460
$1,881

■ Available Credit Capacity
■ Cash Balance (excludes restricted cash)

Debt to Market Cap
(excluding restricted cash)


30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
24.1%
23.6%

■ Total Debt/Total Market Cap
■ Net Debt/Total Market Cap

Fixed to Floating Rate Debt


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
42%
58%
Wtd Avg Rate 1.65%
Wtd Avg Rate 4.00%

■ Fixed Rate ■ Variable Rate

Weighted Average Term 9.3 yrs

Weighted Average Rate 3.02%

Low Leverage • Majority Fixed Rate

CONSOLIDATED TOMOKA

CTO Advantage

Source: CTO estimates and publicly available documents
All information as of December, 2014; CTO information as of December 31, 2014

	Implied Cap Rate	Dividend Yield	2015E FFO Multiple	Top Three Tenants	Credit Rating	Avg Lease Term (Yrs)	Debt+Pref/ Market Cap
CONSOLIDATED TOMOKA	N/A	N/A	N/A	CVS (1) Walgreens Lowe's	N/R BBB A-	9.2	24%
AGREE REALTY CORPORATION	6.80%	5.1%	14.20x	Walgreens Wawa CVS	BBB BBB+ BBB+	11.6	26%
GRAMERCY PROPERTY TRUST	6.20%	2.9%	15.20x	Bank of America Nokia Solutions & Networks Adesa Texas (KAR Holdings)	A N/R B+	8.9	36%
NATIONAL RETAIL PROPERTIES NYSE:NNN	5.50%	3.8%	20.20x	Energy Transfer Ptnrs (Sunoco) Mister Car wash The Pantry, Inc.	N/R N/R B+	12.0	28%
American Realty Capital Global Trust	N/A	N/A	10.80x	Red Lobster Walgreens CVS	NR BBB BBB+	12.2	57%
SPIRIT REALTY CAPITAL	6.60%	5.4%	14.70x	Shopko Walgreens 84 Lumber	N/R BBB N/R	10.8	44%
EPR Properties	6.80%	5.8%	14.40x	American Muti-Cinema Regal Cinemas, Inc. Cinemark USA, Inc.	B B+ BB-	13.6	37%
REALTY INCOME The Monthly Dividend Company	5.30%	4.2%	19.70x	Walgreens FedEx Dollar General	BBB BBB BBB-	10.4	31%
Total/Average (excluding CTO)	**6.20%**	**4.5%**	**15.60x**			**11.4**	**37%**

(1) Guaranteed by Holiday CVS, L.L.C. a wholly-owned subsidiary of CVS Caremark

2015 Guidance

Earnings per share (on a fully diluted basis)	$2.80 - $3.10 per share
Acquisition of Income-Producing Assets	$70mm - $90mm
Target Investment Yields	6% - 9%
Disposition of Non-Core Income Properties	$7mm - $15mm
Target Disposition Yields	7.5% - 9.5%
Land Transactions (sales value)	$25mm - $35mm
Leverage Target (as % of Total Enterprise Value)	< 40%

Where does the Stock Market Value our Land?

Trading Value of Land	
Shares	5,881,660
Share Price (as of February 26, 2015)	$58.91
Market Capitalization (as of February 26, 2015)	**$346,488,591**
Long-Term Debt	$103,940,011
Deferred Income Taxes (Net)	**$34,038,442**
Other Liabilities	$9,539,603
Less: Book Value of Income Properties, Golf, Mortgage Loan & Other Assets	($224,386,158)
Implied Land Value (as of February 26, 2015)	**$269,620,489**
Approximate Acres	10,500
Implied Land Value/Acre (as of February 26, 2015)	**$25,678**

All amounts as of December 31, 2014 unless otherwise noted

Historical Land Revenue

Annual Land Revenue for 2005 – 2014

(Land Revenue in $000's)


$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$36,205
$20,703
$23,095
$4,258
$2,502
$0
$0
$618
$2,990
$8,794
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

Average Price/Acre	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Residential	$ 20,665	$ 100,000	$ 18,480	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial	$ 140,116	$ 96,340	$ 166,392	$ 174,669	$ 158,307	$ -	$ -	$ 37,133	$ 256,542	$ 88,239
Total	$ 107,754	$ 96,535	$ 47,468	$ 174,669	$ 158,307	$ -	$ -	$ 37,133	$ 256,542	$ 88,239
Total Acres Sold	336.0	214.5	486.5	24.4	15.8	-	-	16.6	11.7	99.7

Harvesting Value: Completed Land Transactions

VICTOR INDIGO LAKES LLC

Sold 20.96 acres
$30k/ac |October 2014

DISTRIBUTION CENTER

Sold 75.60 acres
$103k/ac |August 2014

HALIFAX HUMANE SOCIETY

Sold 3.06 acres
$128k/ac | February 2014

Intracoastal Bank

Sold 2.02 acres
$317k/ac | December 2013

RaceTrac

Sold 3.41 acres
$382k/ac | December 2013

CARMAX

Sold 6.23 acres
$168.5k/ac | December 2013

P&S PAVING

Sold 16.60 acres
$37k/ac | June 2012



40
95
FLORIDA HOSPITAL
TIGER BAY STATE FOREST
LPGA INTERNATIONAL
DAYTONA INTL. SPEEDWAY
DAYTONA INTL AIRPORT
95
95
4
92
to Orlando

Sold 128.0 Acres ● Average Gross Price $97k/acre

Harvesting Value: Potential Land Transactions

WEST OF I-95

Potential Transaction 1

Buyer: Minto Communities

Approx. 1,600 acres

Potential Transaction 2

Approx. 15 - 20 acres

EAST OF I-95

Potential Transaction 3

Approx. 12 - 16 acres

Potential Transaction 4

Approx. 30 - 40 acres

Potential Transaction 5

Approx. 15 - 20 acres

Potential Transaction 6

Approx. 2 – 5 acres


Total Acres West of I-95
Approx. 8,200 acres
Total Acres
East of I-95
Approx. 1,400 acres
Total Acres Industrial Park
Approx. 900 acres
40
95
FLORIDA HOSPITAL
TIGER BAY STATE FOREST
LPGA INTERNATIONAL
DAYTONA INTL SPEEDWAY
DAYTONA INTL AIRPORT
4
92
to Orlando

Total Potential Sales of More than $47 million

CONSOLIDATED TOMOKA

There can be no assurances these potential transaction will occur, or when, or on what final terms

Shareholder Friendly

- Share buy back: 25,836 shares in Q1 '14 for $928k (avg price $35.92/share)
- Board of Directors reduced to 7 in 2014 from 11 in 2011
- Increased dividend since 2011 – from $0.04 to $0.07 per share (annualized)
- Annual election of board (eliminated staggered elections)
- Additional disclosure and transparency
- Improved shareholder communications
- Implemented claw-back provision for equity incentive plan
- Implemented say on pay
- Increased director stock ownership requirements
- Discontinued executive perks
  - Terminated defined benefit pension plan & deferred compensation plan
  - Eliminated Car allowance and club membership
- Executive compensation heavily weighted to share price performance
- No poison pill

Housing Rebound


Annual Permits Issued for
Deltona-Daytona Beach-Ormond Beach Area
Annual Data for 2004 – 2014
Number of Permits
6000
5000
4000
3000
2000
1000
0
4820
5068
2906
1520
1031
586
639
513
760
1290
1767
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Fiscal Year
Source: US Census Bureau

Single Family Homes on the Rebound

Home of NASCAR

INTERNATIONAL SPEEDWAY CORPORATION

- $400mm renovation of Daytona International Speedway creating
  - 1,200 direct jobs
  - 101,000 seating capacity and 53 suites
  - Projected completion date: January 2016

DAYTONA RISING



Large Commercial Development

ONE DAYTONA

- Approved for a 180-acre development including entertainment, restaurants, retail, hotel and residential uses
- Several hundred million dollars invested locally
- Anchored by Bass Pro Shops & Cobb Theatres
- Marriott branded hotel announced
- City and County investing $20mm in infrastructure



World-Class University

EMBRY-RIDDLE
Aeronautical University

#1 aeronautical university in the world

- $39mm, 140k SF College of Arts & Sciences building; 220k SF Student Center
- Research Park East and West on 77 acres at Daytona International Airport
  - 50k SF lab space & Diamond Aviation from Austria
  - Only wind tunnel in the country connected to an airport



Expanding Air Travel Access

DAYTONA BEACH
INTERNATIONAL AIRPORT


jetBlue AIRWAYS
to NY
Daytona Beach
International Airport

DAILY NON-STOP FLIGHTS TO JFK BEGINNING FEBRUARY 2016


jetBlue
AIRWAYS
NYC
US AIRWAYS
Charlotte
DELTA
Atlanta
Daytona Beach

- February 2015 JetBlue announced daily non-stop service to JFK starting Jan 2016
- Volusia County to complete significant upgrade to terminal areas in 2015
- Passenger traffic up 49% in lasts 5 years

Top Institutional Shareholders

Shareholder	Shares	%
Wintergreen Advisers LLC	1,543,075	26.30
BlackRock Institutional	364,208	6.21
Andalusian Capital Partners, LP	189,422	3.21
Dimensional Fund Advisors, Inc.	177,070	3.02
Vanguard Group, Inc.	171,878	3.00
Carlson Capital LP	82,500	1.41
State Street Corp	76,907	1.31
Royce & Associates Inc.	71,712	1.22
UBS AG	64,269	1.10
Northern Trust Corp	63,193	1.08
TOP SHAREHOLDERS	**2,804,234**	**47.86%**

Source: Bloomberg as of February 13, 2015

Experienced Team

		Started with Company
John P. Albright President and CEO	• Archon Capital, a Goldman Sachs Company • Morgan Stanley • Crescent Real Estate Equities	2011
Mark E. Patten Senior Vice President and CFO	• Simply Self Storage • CNL Hotels & Resorts • Vistana Inc. • KPMG	2012
Daniel E. Smith Senior Vice President – General Counsel and Corporate Secretary	• Goldman Sachs Realty Management • Crescent Real Estate Equities • Hughes & Luce LLP (now part of K&L Gates)	2014
Steven R. Greathouse Senior Vice President – Investments	• N3 Real Estate • Morgan Stanley • Crescent Real Estate Equities	2012
Teresa J. Thornton-Hill Vice President - Corporate Counsel	• ICI Homes • Cobb Cole • Rogers Towers, P.A.	2005
Jeff Robbins Director of Real Estate	• Robbins Development Partners, Inc. • Broad Street Partners, LLC • JLL	2012

14 Full-Time Employees

Board of Directors

		Director Since
John P. Albright	President & Chief Executive Officer of the Company	2012
John J. Allen	President of Allen Land Group, Inc.	2009
Jeffry B. Fuqua	Chairman of the Board of the Company and President of Amick Holdings, Inc.	2009
William L. Olivari	Certified Public Accountant and Partner of Olivari and Associates	2008
Howard C. Serkin	Chairman of Heritage Capital Group, Inc.	2011
A. Chester Skinner, III	Vice Chairman of the Board of the Company and President of Skinner Bros. Realty Co.	2010
Thomas P. Warlow, III	President & Chairman - The Martin Andersen-Gracia Andersen Foundation, Inc.	2010

Contact Us

Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard
Daytona Beach, FL 32117

main: 386.274.2202
fax: 386.274.1223
email: info@ctlc.com
web: www.ctlc.com
NYSE MKT: CTO

For additional information, please see our most recent Annual Report on Form 10-K, copies of which may be obtained by writing the corporate secretary at the address above, or at www.ctlc.com.

Discover Daytona West at www.exploredb.com

Appendix

Well-Positioned Land



Intercoastal Waterway)
95
40
Florida Hospital
Advanced Technology College
Daytona Beach
Atlantic Ocean
Halifax Hospital
Daytona State College
Embry Riddle Aeronautical University
Daytona International Speedway
Daytona International Airport
Sears
92
TIGER BAY STATE FOREST
GOLF
TENNIS
Daytona Beach Industrial Park
4
95
92
Orlando
Miami
Ponce Inlet

Well-Positioned Land


CARMAX
SOLD
LPGA INTERNATIONAL
AUTOMALL EXPANSION
DISTRIBUTION CENTER SOLD
WILLIAMSON BUSINESS PARK
MASON COMMERCE CENTER
71,500 AADT
95
CORNERSTONE OFFICE PARK
WILLIAMSON BLVD
LPGA BLVD
Intracoastal
SOLD
14,500 AADT
24,500 AADT
SOLD
RaceTrac
CONCIERGE OFFICE BUILDING

Well-Positioned Land


FLORIDA HOSPITAL
MEMORIAL MEDICAL CENTER
72 acres

Well-Positioned Land


Florida Hospital
UP TO
200± ACRES
14,500
AADT
WILLIAMSON BLVD
24,500
AADT
LPGA BLVD
INTERSTATE
95
71,500
AADT
UP TO
80± ACRES
UP TO
80± ACRES